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                                                                 Exhibit (a) (7)

Description of Tax Consequences to Employees in Germany

        DESCRIPTION OF TAX CONSEQUENCES TO EMPLOYEES RESIDENT IN GERMANY

            WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

The following is a general summary of the material German income tax consequences of the exchange of eligible options and the grant of the new options, pursuant to this offer applicable to German subsidiaries or German branches of subsidiaries of 724 Solutions and to those eligible employees who are residents of Germany (excluding expatriates). This discussion is based on the applicable provisions of the German tax legislation in force on January 24, 2002, which are subject to change.

            Eligible employees who are German residents who exchange eligible options for new options will not be required to recognize income for German income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for German income tax purposes. At the date of grant of the new options, eligible employees who are German residents will not be required to recognize income for German income tax purposes.
The grant of options is not recognized as taxable income for German income tax purposes.

            Upon the exercise of a new option the optionee will recognize income from employment, taxable as ordinary income, in an amount equal to the excess of:

          (a) the fair market value of the purchased shares on the date such option is exercised, over

          (b)  the exercise price of the shares purchased upon such exercise.

            The income will be subject to regular rates of income tax. However, from January 1, 2002 on there will be a limited tax exemption for shares granted to employees, if the contribution of the employer does not exceed Euro 154, -- in a calendar year and half of the market value of the shares granted.

            Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the acquisition costs of such shares (including all other income from speculative gains). Depending on the optionee's situation, taxes may or may not be payable on any capital gain:

          (a) If the optionee sells the shares more than 1 year after exercising the options, the capital gain will not be taxable.

          (b) If the optionee sells the shares within 1 year after exercising the options, and the taxable amount (including all other income from speculative gains) is less than Euro 512, -- that capital gain will not be taxable.


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          (c)  If the optionee sells the shares within 1 year after exercising the options and the taxable amount (including all other income from speculative gains) is Euro 512, -- or more the capital gain (from 2002 on: half of the capital gain) will be taxed at regular income tax rates.

Special rules apply if a single shareholder holds 1% or more of the shares of 724 Solutions.

            WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER.


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